FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2026

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 2026

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2026 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2025 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (“OTT”) video services in Canada.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio. It also uses key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). Definitions of these measures are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

Highlights

Second quarter 2026

Revenues: $1.23 billion, a $38.8 million (3.3%) increase.

Adjusted EBITDA:1 $643.5 million, a $34.0 million (5.6%) increase.

Net income attributable to the shareholder: $295.4 million, a $40.5 million (15.9%) increase.

Adjusted cash flows from operations:1 $479.8 million, a $20.1 million (4.4%) increase.

Cash flows provided by operating activities: $604.0 million, a $100.5 million (20.0%) increase.

Year to date

Revenues: $2.44 billion, a $95.6 million (4.1%) increase.

Adjusted EBITDA: $1.26 billion, a $72.2 million (6.1%) increase.

Net income attributable to the shareholder: $566.4 million, a $75.7 million (15.4%) increase.

Adjusted cash flows from operations: $969.1 million, a $70.2 million (7.8%) increase.

Cash flows provided by operating activities: $1.02 billion, a $57.4 million (5.9%) increase.

1 See “Non-IFRS financial measures.”

Other highlights

•	Increase in mobile telephony service revenues of $40.2 million (9.2%) and in Internet access service revenues of $9.6 million (3.1%).

•	Net increase of 53,200 mobile telephony service connections (1.2%) in the second quarter of 2026.

•	Increase in mobile ARPU[1] of $0.86 (2.5%).

•	On April 15, 2026, Videotron Ltd. (“Videotron”) was ranked the most respected telecommunications provider in Québec on Léger’s 2026 Reputation survey for the 20th time since 2006, an achievement unequalled in the industry. It reflects the bond of trust Videotron has built with millions of customers across Québec over more than 20 years.

•	On April 10, 2026, Videotron launched a new 2 GIGA residential Internet plan designed to meet the needs of connected households, with download speeds of up to 2,000 Mbps and upload speeds of up to 200 Mbps. 2 GIGA Internet is now available in parts of Montréal, Laval and Québec City, and will be rolled out gradually across the network.

Financing operations

•	During the second quarter of 2026, Videotron repaid the full $500.0 million outstanding under the second tranche of its term credit facility and $300.0 million of the $700.0 million outstanding under the third tranche. On July 8, 2026, Videotron made an additional repayment of $100.0 million under its term credit facility.

•	On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1.00 billion. Videotron’s revolving credit facility is serving as a liquidity backstop and the foreign exchange risk related to the commercial paper is being fully hedged by the Corporation.

1 See “Key performance indicators”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Revenues
Mobile telephony	$476.0	$435.8	$942.4	$864.6
Internet	320.8	311.2	643.5	623.8
Television	185.4	187.5	373.6	377.7
Wireline telephony	52.7	58.6	106.7	118.5
Mobile equipment sales	145.7	151.0	287.3	277.3
Other	45.0	42.7	89.0	85.0
	1,225.6	1,186.8	2,442.5	2,346.9
Employee costs	(131.8)	(128.4)	(267.3)	(257.5)
Purchase of goods and services	(450.3)	(448.9)	(912.1)	(898.5)
Adjusted EBITDA	643.5	609.5	1,263.1	1,190.9
Depreciation and amortization	(199.2)	(198.7)	(396.0)	(398.0)
Financial expenses	(61.6)	(68.4)	(121.0)	(143.7)
Restructuring, impairment of assets and other	0.7	(9.9)	(0.5)	(10.8)
Income taxes	(88.0)	(77.6)	(179.2)	(147.7)
Net income attributable to the shareholder	$295.4	$254.9	$566.4	$490.7

Capital expenditures	$163.7	$149.8	$294.0	$292.0
Cash flows:
Adjusted cash flows from operations	479.8	459.7	969.1	898.9
Free cash flows[1]	460.8	344.3	696.5	630.6
Cash flows provided by operating activities	604.0	503.5	1,022.8	965.4

	June 30, 2026		Dec. 31, 2025
Balance sheet
Cash and cash equivalents	$26.8		$128.0
Working capital	(898.9)		(392.0)
Net assets related to derivative financial instruments	93.5		24.3
Total assets	14,518.9		10,469.5
Short-term borrowings	599.6		–
Total long-term debt (including current portion)	6,120.4		6,824.3
Lease liabilities (current and long term)	373.6		373.3
Equity attributable to the shareholder	901.8		827.4
Consolidated net debt leverage ratio[1]	2.84	x	2.96	x

1 See “Non-IFRS financial measures.”

ANALYSIS OF CONSOLIDATED RESULTS

Second quarter 2026 operating results

Revenues: $1.23 billion in the second quarter of 2026, a $38.8 million (3.3%) increase.

•	Revenues from mobile telephony services increased $40.2 million (9.2%) to $476.0 million, mainly because of an increase in the number of subscriber connections and higher average per-connection revenues.

•	Revenues from Internet access services increased $9.6 million (3.1%) to $320.8 million, due primarily to higher average per-customer revenue.

•	Revenues from television services decreased $2.1 million (-1.1%) to $185.4 million, mainly because of the impact of the decrease in the number of customers, in line with market trends, partially offset by higher average per-customer revenue.

•	Revenues from wireline telephony services decreased $5.9 million (-10.1%) to $52.7 million, mainly because of decreases in the number of subscriber connections, in line with market trends.

•	Revenues from mobile equipment sales to customers decreased $5.3 million (-3.5%) to $145.7 million, mainly because of the unfavorable impact resulting from a shift in the mix of devices sold.

•	Other revenues increased $2.3 million (5.4%) to $45.0 million.

Mobile ARPU: $35.62 in the second quarter of 2026 compared with $34.76 in the same period of 2025, a $0.86 (2.5%) increase due mainly to lower promotional discounts and customer migration to more expensive plans, partially offset by the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Table 2 shows changes in RGU1s for the three-month, six-month and twelve-month periods ended June 30, 2026 and 2025.

Table 2

Change in RGUs

(in thousands of units)

	Three months ended June 30		Six months ended June 30		Twelve months ended June 30
	2026	2025	2026	2025	2026	2025
Mobile telephony	53.2	70.4	82.0	123.3	269.7	340.1
	1.2%	1.7%	1.9%	3.0%	6.4%	8.8%
Internet access	(1.8)	(3.2)	(0.8)	(6.7)	13.4	3.4
	-0.1%	-0.2%	0.0%	-0.4%	0.8%	0.2%
Television	(9.8)	(19.3)	(14.2)	(20.2)	(37.2)	(47.7)
	-0.8%	-1.5%	-1.1%	-1.6%	-2.9%	-3.6%
Wireline telephony	(12.7)	(15.8)	(24.2)	(31.5)	(53.9)	(66.0)
	-2.4%	-2.7%	-4.4%	-5.2%	-9.3%	-10.3%
Total RGUs	28.9	32.1	42.8	64.9	192.0	229.8
	0.4%	0.4%	0.5%	0.8%	2.5%	3.0%

1 See “Key performance indicators.”

Table 3

Quarter-end RGUs

(in thousands of units)

	June 2026	Mar. 2026	Dec. 2025	Sept. 2025	June 2025	Mar. 2025	Dec. 2024	Sept. 2024
Mobile telephony	4,484.0	4,430.8	4,402.0	4,328.1	4,214.3	4,143.9	4,091.0	4,005.0
Internet access	1,739.3	1,741.1	1,740.1	1,736.4	1,725.9	1,729.1	1,732.6	1,734.3
Television	1,237.0	1,246.8	1,251.2	1,259.3	1,274.2	1,293.5	1,294.4	1,311.9
Wireline telephony	523.5	536.2	547.7	562.1	577.4	593.2	608.9	627.5
Total	7,983.8	7,954.9	7,941.0	7,885.9	7,791.8	7,759.7	7,726.9	7,678.7

Adjusted EBITDA: $643.5 million, a $34.0 million (5.6%) increase due primarily to:

•	impact of increases in revenues from the mobile telephony and Internet access services.

Partially offset by:

•	increase in the stock-based compensation charge;

•	impact of lower revenues from wireline telephone services.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 47.5% in the second quarter of 2026 compared with 48.6% in the same period of 2025.

Net income attributable to the shareholder: $295.4 million in the second quarter of 2026, compared with $254.9 million in the same period of 2025, an increase of $40.5 million (15.9%).

•	The favourable variances were:

o	$34.0 million increase in adjusted EBITDA;

o	$10.6 million decrease in the charge for restructuring, impairment of assets and other;

o	$6.8 million decrease in financial expenses.

•	The unfavourable variance was:

o	$10.4 million increase in the income tax expense.

Adjusted cash flows from operations: $479.8 million in the second quarter of 2026 compared with $459.7 million in the same period of 2025 (Table 8). The $20.1 million (4.4%) increase was due to the $34.0 million increase in adjusted EBITDA, partially offset by an $13.9 million increase in capital expenditures, due primarily to the timing of certain investments and the renewal of software licenses.

Cash flows provided by operating activities: $604.0 million in the second quarter of 2026, a $100.5 million (20.0%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the increase in adjusted EBITDA, the decrease in the cash portion of the charge for restructuring, impairment of assets and other, and a decrease in the cash portion of financial expenses, partially offset by an increase in current income taxes.

Depreciation and amortization charge: $199.2 million in the second quarter of 2026, a $0.5 million increase.

Financial expenses: $61.6 million in the second quarter of 2026, a $6.8 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates.

Restructuring, impairment of assets and other: Gain of $0.7 million in the second quarter of 2026, a $10.6 million favourable variance.

In the second quarter of 2026, the Corporation recognized:

•	a $1.4 million gain for other items (a $6.8 million charge in 2025, consisting mainly of retroactive costs related to a Court of Appeal decision on tariffs for the retransmission of distant television signals);

•	a $0.4 million charge for impairment of assets ($0.5 million in 2025);

•	a $0.3 million charge for workforce reduction costs ($2.6 million in 2025).

Income tax expense: $88.0 million in the second quarter of 2026 (effective tax rate of 25.9%), compared with $77.6 million in the same period of 2025 (effective tax rate of 27.1%), a $10.4 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

Year-to-date operating results

Revenues: $2.44 billion in the first half of 2026, a $95.6 million (4.1%) increase essentially due to the same factors as those noted above in the discussion of second quarter 2026 results.

•	Revenues from mobile telephony services increased $77.8 million (9.0%) to $942.4 million.

•	Revenues from Internet access services increased $19.7 million (3.2%) to $643.5 million.

•	Revenues from television services decreased $4.1 million (-1.1%) to $373.6 million.

•	Revenues from wireline telephony services decreased $11.8 million (-10.0%) to $106.7 million.

•	Revenues from mobile equipment sales to customers increased $10.0 million (3.6%) to $287.3 million, mainly because of the favorable impact resulting from a shift in the mix of devices sold.

•	Other revenues increased $4.0 million (4.7%) to $89.0 million.

Mobile ARPU: $35.40 in the first half of 2026, compared with $34.73 in the same period of 2025, a $0.67 (1.9%) increase due primarily to the same factors as those noted above in the discussion of second quarter 2026 results.

Adjusted EBITDA: $1.26 billion in the first half of 2026, a $72.2 million (6.1%) increase due to essentially the same factors as those noted above in the discussion of second quarter 2026 results.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 48.3% in the first half of 2026 compared with 49.3% in the same period of 2025, mainly due to the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Net income attributable to shareholders: $566.4 million in the first half of 2026, compared with $490.7 million in the same period of 2025, an increase of $75.7 million (15.4%).

•	The main favourable variances were:

o	$72.2 million increase in adjusted EBITDA;

o	$22.7 million decrease in financial expenses;

o	$10.3 million decrease in the charge for restructuring, impairment of assets and other.

•	The unfavourable variance was:

o	$31.5 million increase in the income tax expense.

Adjusted cash flows from operations: $969.1 million in the first half of 2026 compared with $898.9 million in the same period of 2025 (Table 8). The $70.2 million (7.8%) increase was due to the $72.2 million increase in adjusted EBITDA, partially offset by a $2.0 million increase in capital expenditures.

Cash flows provided by operating activities: $1.02 billion, a $57.4 million (5.9%) increase due primarily to the increase in adjusted EBITDA, a decrease in the cash portion of financial expenses and a decrease in the cash portion of the charge for restructuring, impairment of assets and other, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $396.0 million in the first half of 2026, a $2.0 million decrease.

Financial expenses: $121.0 million in the first half of 2026, a $22.7 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates.

Restructuring, impairment of assets and other: $0.5 million in the first half of 2026, a $10.3 million favourable variance due mainly to the same factors as those noted above in the discussion of second quarter 2026 results.

Income tax expense: $179.2 million in the first half of 2026 (effective tax rate of 26.0%), compared with $147.7 million in the same period of 2025 (effective tax rate of 27.0%), a $31.5 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2026

Cash flows provided by operating activities: $604.0 million in the second quarter of 2026 compared with $503.5 million in the same period of 2025.

The $100.5 million (20.0%) increase was primarily due to:

•	$57.7 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts payable, accrued charges and provisions, and in accounts receivable, partially offset by unfavourable variances in inventory, income tax payable and in contract assets.

•	$34.0 million increase in adjusted EBITDA;

•	$9.4 million decrease in the cash portion of the charge for restructuring, impairment of assets and other;

•	$6.6 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$7.8 million increase in current income taxes;

Year to date

Cash flows provided by operating activities: $1.02 billion in the first half of 2026 compared with $965.4 million in the same period of 2025.

The $57.4 million (5.9%) increase was primarily due to:

•	$72.2 million increase in adjusted EBITDA;

•	$22.5 million decrease in the cash portion of financial expenses;

•	$9.3 million decrease in the cash portion of the charge for restructuring, impairment of assets and other.

Partially offset by:

•	$43.2 million increase in current income taxes;

Working capital: Negative $898.9 million as at June 30, 2026, compared with negative $392.0 million as at December 31, 2025. The unfavourable variance of $506.9 million was mainly due to an increase in short-term borrowings, the evolution of short- and long-term debt maturities and a decrease in cash and cash equivalents, partially offset by the repayment of the current portion of long-term debt and a decrease in accounts payable, accrued charges and provisions and an increases in advance to the parent corporation and in accounts receivable.

Investing activities

Second quarter 2026

Cash flows used for capital expenditures: $143.5 million in the second quarter of 2026 compared with $159.8 million in the same period of 2025. The $16.3 million decrease was due to a $30.2 million favourable net change in current non-cash items, partially offset by a $13.9 million increase in capital expenditures, due primarily to the timing of certain investments and the renewal of software licenses.

Net subsidies used to finance capital expenditures: $8.3 million in the second quarter of 2026 compared with $3.4 million in the same period of 2025, related to the Québec government’s initiative to improve telecommunications service availability in outlying regions of Québec.

Proceeds from disposal of assets: $0.3 million in the second quarter of 2026 compared with $0.6 million in the second quarter of 2025.

Other: Cash inflows of $0.7 million in the second quarter of 2026, compared with cash outflows of $0.3 million in the same period of 2025.

Year to date

Cash flows used for capital expenditures: $326.8 million in the first half of 2026 compared with $335.5 million in the same period of 2025. The $8.7 million decrease was due to a $10.7 million favourable net change in current non-cash items, partially offset by a $2.0 million increase in capital expenditures.

Net subsidies used to finance capital expenditures: $8.1 million in the first half of 2026, compared with $14.9 million received in the same period of 2025, under the Québec government’s initiative to improve telecommunications services in outlying regions of Québec.

Proceeds from disposal of assets: $0.5 million in the first half of 2026, compared with $0.7 million in the same period of 2025.

Other: Cash inflows of $0.3 million in the first half of 2026, compared with cash outflows of $0.3 million in the same period of 2025.

Free cash flows

Second quarter 2026

Free cash flows: $460.8 million in the second quarter of 2026, compared with $344.3 million in the same period of 2025 (Table 9). The $116.5 million increase was due mainly to a $100.5 million increase in cash flows provided by operating activities and a $16.3 million decrease in cash flows used for capital expenditures.

Year to date

Free cash flows: $696.5 million in the first half of 2026 compared with $630.6 million in the same period of 2025 (Table 9). The $65.9 million increase was due mainly to a $57.4 million increase in cash flows provided by operating activities and a $8.7 million decrease in cash flows used for capital expenditures.

Financing activities

Consolidated debt (long-term debt plus short-term borrowings): $101.9 million reduction in the first half of 2026; $69.2 million net favourable variance in the net asset related to derivative financial instruments.

•	The $101.9 million reduction in debt in the first half of 2026 essentially consisted of:

o	in the second quarter of 2026, Videotron repaid the full $500.0 million outstanding under the second tranche of its term credit facility and $300.0 million of the $700.0 million outstanding under the third tranche maturing in April 2027.

Partially offset by:

o	$599.6 million increase in short-term borrowings, reflecting the issuance of commercial paper;

o	$92.7 million unfavourable impact of the exchange rate fluctuations. The consolidated debt increase attributable to this item was essentially offset by the increase in the net asset related to derivative financial instruments.

•	The $69.2 million net favourable variance in the net asset related to derivative financial instruments in the first half of 2026 was mainly due to:

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	unfavourable impact of interest rate fluctuations on the fair value of derivative financial instruments.

•	On July 8, 2026, Videotron made an early repayment of $100.0 million on the last tranche of its term credit facility maturing in April 2027.

•	On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1.0 billion. Videotron’s revolving credit facility is serving as a liquidity backstop and the foreign exchange risk related to the commercial paper is being fully hedged by the Corporation.

•	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

Financial position

Net available liquidity: $924.9 million at June 30, 2026 for the Corporation and its wholly owned subsidiaries, consisting of an $898.8 million unused and available revolving credit facility (after deducting $601.8 million of outstanding U.S. commercial paper) and $26.1 million in cash and cash equivalents.

Consolidated debt: $6.69 billion at June 30, 2026, a $101.9 million decrease compared with December 31, 2025. (see “Financing activities” above).

As of June 30, 2026, minimum principal payments on long-term debt in the coming years were as follows:

Table 4

Minimum principal payments on long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2027	$410.1
2028	750.0
2029	709.8
2030	1,399.8
2031	659.0
2032 and thereafter	2,191.7
Total	$6,120.4

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s long-term debt was approximately 4.7 years as of June 30, 2026 (4.7 years as of December 31, 2025). After taking into account hedging instruments, the debt consisted of approximately 93.0% fixed-rate debt (92.7% at December 31, 2025) and 7.0% floating-rate debt (7.3% at December 31, 2025).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, share repurchases, and dividend payments to shareholders. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios and comply with certain financial covenants. At June 30, 2026, the Corporation was in compliance with all required financial ratios and restrictive covenants in its financing agreements.

Dividends declared and paid to the parent corporation

The Corporation paid $470.0 million in common dividends to the parent corporation in the first six months of 2026 ($260.0 million in the same period of 2025). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax consolidation arrangements with the parent corporation

On April 29, 2026, the Corporation contracted a subordinated loan of $4.20 billion from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4.20 billion into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet

Analysis of main differences between June 30, 2026 and December 31, 2025

(in millions of Canadian dollars)

	June 30, 2026[1]	Dec. 31, 2025[1]	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$26.8	$128.0	$(101.2)	See “Cash flows and financial position”
Advance to the parent corporation	66.2	–	66.2	Related to centralized cash management activities
Accounts receivable	851.0	878.9	(27.9)	Impact of current variances in activity
Property, plant and equipment	2,989.1	3,039.2	(50.1)	Depreciation exceeded additions during the period
Derivative financial instruments[2]	93.5	24.3	69.2	See “Financing activities”
Other assets	459.6	510.2	(50.6)	Impact of current variances in activity
Liabilities
Accounts payable, accrued charges and provisions	851.4	953.4	(102.0)	Impact of current variances in activity
Consolidated debt[3]	6,691.2	6,793.1	(101.9)	See “Financing activities”

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Assets less liabilities.

[3]	Includes long-term debt, including the current portion, as well as short-term borrowings.

ADDITIONAL INFORMATION

Contractual obligations

Material contractual obligations of the Corporation include principal repayment and interest on short-term borrowings, long-term debt and lease liabilities; capital expenditure and other commitments, including mobile devices; and obligations related to derivative financial instruments. For a summary of the Corporation’s contractual obligations, please refer to Quebecor’s Management Discussion and Analysis for the year ended December 31, 2025, as well as Table 4 for the update to June 30, 2026 of principal repayments on long-term debt. As of June 30, 2026, there have been no material changes in the Corporation’s major contractual obligations since December 31, 2025, other than the financing transactions described in the “Financing activities” section in this report.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2026, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $30.7 million ($39.8 million in 2025), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $6.1 million ($6.1 million in 2025). The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.2 million ($1.0 million in 2025).

During the first six months of 2026, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $64.2 million ($71.3 million in 2025), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $12.5 million ($16.4 million in 2025). The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.9 million ($1.9 million in 2025).

These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the second quarter of 2026, the Corporation incurred management fees of $8.8 million with its parent corporation ($7.6 million in 2025). During the first six months of 2026, the Corporation incurred management fees of $17.7 million with its parent corporation ($15.2 million in 2025).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, short-term borrowings, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

The carrying value and fair value of short-term borrowings, long-term debt and derivative financial instruments as of June 30, 2026 and December 31, 2025 are as follows:

Table 6

Fair value of short-term borrowings, long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Short-term borrowings	$(599.6)	$(599.6)	$–	$–
Long-term debt[1]	(6,120.4)	(6,117.7)	(6,824.3)	(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	4.5	4.5	(1.5)	(1.5)
Interest rate swaps	(3.8)	(3.8)	(7.2)	(7.2)
Cross-currency swaps	92.8	92.8	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

The fair value of short-term borrowings and long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses of $25.3 million and $23.5 million were recorded under “Other comprehensive income” in the second quarter and first half of 2026, respectively (gains of $38.0 million and $46.0 million in the second quarter and first half of 2025, respectively).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by, IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management uses this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 7 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 7

Reconciliation of adjusted EBITDA to the net income attributable to the shareholder measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Adjusted EBITDA	$643.5	$609.5	$1,263.1	$1,190.9
Depreciation and amortization	(199.2)	(198.7)	(396.0)	(398.0)
Financial expenses	(61.6)	(68.4)	(121.0)	(143.7)
Restructuring, impairment of assets and other	0.7	(9.9)	(0.5)	(10.8)
Income taxes	(88.0)	(77.6)	(179.2)	(147.7)
Net income attributable to the shareholder	$295.4	$254.9	$566.4	$490.7

Adjusted cash flows from operations and free cash flows

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows

Free cash flows represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows may not be identical to similarly titled measures reported by other companies.

Tables 8 and 9 provide a reconciliation of adjusted cash flows from operations and free cash flows to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 8

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Adjusted EBITDA	$643.5	$609.5	$1,263.1	$1,190.9
Capital expenditures[1]	(163.7)	(149.8)	(294.0)	(292.0)
Adjusted cash flows from operations	$479.8	$459.7	$969.1	$898.9

	Three months ended June 30		Six months ended June 30
[1] Reconciliation to cash flows used for capital expenditures as per condensed consolidated financial statements:	2026	2025	2026	2025
Capital expenditures	$(163.7)	$(149.8)	$(294.0)	$(292.0)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	20.2	(10.0)	(32.8)	(43.5)
Cash flows used for capital expenditures	$(143.5)	$(159.8)	$(326.8)	$(335.5)

Table 9

Free cash flows and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Adjusted cash flows from operations from Table 8	$479.8	$459.7	$969.1	$898.9
Plus (minus)
Cash portion of financial expenses	(59.5)	(66.1)	(116.7)	(139.2)
Cash portion of restructuring, impairment of assets and other	(0.2)	(9.6)	(1.0)	(10.3)
Current income taxes	(83.7)	(75.9)	(194.4)	(151.2)
Other	0.5	0.2	(0.4)	(0.1)
Net change in non-cash balances related to operating activities	103.7	46.0	72.7	76.0
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	20.2	(10.0)	(32.8)	(43.5)
Free cash flows	460.8	344.3	696.5	630.6
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum licence acquisitions)	143.5	159.8	326.8	335.5
Proceeds from disposal of assets	(0.3)	(0.6)	(0.5)	(0.7)
Cash flows provided by operating activities	$604.0	$503.5	$1,022.8	$965.4

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt divided by the trailing 12-month adjusted EBITDA. Consolidated net debt consists of total long-term debt, lease liabilities, short-term borrowings, derivative financial instruments, and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate the Corporation’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 10 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements.

Table 10

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	June 30, 2026		Dec. 31, 2025
Total long-term debt[1]	$6,120.4		$6,824.3
Plus (minus)
Lease liabilities[2]	373.6		373.3
Short-term borrowings	599.6		–
Derivative financial instruments[3]	(93.5)		(24.3)
Cash and cash equivalents	(26.8)		(128.0)
Consolidated net debt	6,973.3		7,045.3
Divided by:
Trailing 12-month adjusted EBITDA	$2,455.4		$2,383.2
Consolidated net debt leverage ratio	2.84	x	2.96	x

[1]	Excluding financing costs.

[2]	Total liabilities.

[3]	Assets less liabilities.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents a subscriber connection to the mobile or wireline telephony service or a subscription to the Internet access or television service. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic climate, financial and economic market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions and variations in its businesses;

•	Videotron’s ability to implement its business and growth strategies successfully;

•	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;

•	new technologies that might change consumer behaviour with respect to Videotron’s product suites;

•	impacts related to cybersecurity and the protection of personal information;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of the Corporation’s businesses;

•	the impacts of the significant and recurring investments that will be required for development and expansion and to compete effectively with the incumbent local exchange carriers and other current or potential competitors in target markets;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT video services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, public-health crises and political instability in some countries;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	impacts related to environmental issues;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a reduction in the value of some assets; and

•	Videotron’s indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month and six-month periods ended June 30, 2026 and 2025

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2026	2025	2026	2025

Revenues
Mobile telephony		$476.0	$435.8	$942.4	$864.6
Internet		320.8	311.2	643.5	623.8
Television		185.4	187.5	373.6	377.7
Wireline telephony		52.7	58.6	106.7	118.5
Mobile equipment sales		145.7	151.0	287.3	277.3
Other		45.0	42.7	89.0	85.0
		1,225.6	1,186.8	2,442.5	2,346.9

Employee costs	2	131.8	128.4	267.3	257.5
Purchase of goods and services	2	450.3	448.9	912.1	898.5
Depreciation and amortization		199.2	198.7	396.0	398.0
Financial expenses	3	61.6	68.4	121.0	143.7
Restructuring, impairment of assets and other		(0.7)	9.9	0.5	10.8
Income before income taxes		383.4	332.5	745.6	638.4

Income taxes (recovery):
Current		83.7	75.9	194.4	151.2
Deferred		4.3	1.7	(15.2)	(3.5)

		88.0	77.6	179.2	147.7

Net income attributable to the shareholder		$295.4	$254.9	$566.4	$490.7

See accompanying notes to condensed consolidated financial statements.

1

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2026	2025	2026	2025
Net income		$295.4	$254.9	$566.4	$490.7

Other comprehensive (loss) income:	9
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(25.3)	38.0	(23.5)	46.0
Deferred income taxes		2.9	(1.6)	1.5	(2.5)
		(22.4)	36.4	(22.0)	43.5

Comprehensive income attributable to the shareholder		$273.0	$291.3	$544.4	$534.2

See accompanying notes to condensed consolidated financial statements.

2

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to the shareholder
			Accumulated
			other com-
	Capital	Retained	prehensive	Total
	stock	earnings	(loss) income	equity
	(note 7)		(note 9)

Balance as of December 31, 2024	$312.9	$87.4	$(61.4)	$338.9
Net income	-	490.7	-	490.7
Other comprehensive income	-	-	43.5	43.5
Dividends	-	(260.0)	-	(260.0)
Balance as of June 30, 2025	312.9	318.1	(17.9)	613.1
Net income	-	481.7	-	481.7
Other comprehensive income	-	-	41.6	41.6
Dividends	-	(309.0)	-	(309.0)
Balance as of December 31, 2025	312.9	490.8	23.7	827.4
Net income	-	566.4	-	566.4
Other comprehensive loss	-	-	(22.0)	(22.0)
Dividends	-	(470.0)	-	(470.0)
Balance as of June 30, 2026	$312.9	$587.2	$1.7	$901.8

See accompanying notes to condensed consolidated financial statements.

3

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2026	2025	2026	2025

Cash flows related to operating activities
Net income		$295.4	$254.9	$566.4	$490.7
Adjustments for:
Depreciation of property, plant and equipment		119.8	119.1	239.6	238.0
Amortization of intangible assets		47.0	48.0	91.7	97.2
Depreciation of right-of-use assets		32.4	31.6	64.7	62.8
Impairment of assets		0.4	0.5	0.7	1.1
Amortization of financing costs	3	2.1	2.3	4.3	4.5
Deferred income taxes		4.3	1.7	(15.2)	(3.5)
Other		(1.1)	(0.6)	(2.1)	(1.4)
		500.3	457.5	950.1	889.4
Net change in non-cash balances related to operating activities		103.7	46.0	72.7	76.0
Cash flows provided by operating activities		604.0	503.5	1,022.8	965.4
Cash flows related to investing activities
Capital expenditures	12	(143.5)	(159.8)	(326.8)	(335.5)
Deferred subsidies (used) received to finance capital expenditures	12	(8.3)	(3.4)	(8.1)	14.9
Proceeds from disposal of assets		0.3	0.6	0.5	0.7
Acquisition of preferred shares of an affiliated corporation	11	(4,200.0)	-	(4,200.0)	-
Net change in advance to the parent corporation		(66.2)	-	(66.2)	-
Other		0.7	(0.3)	0.3	(0.3)
Cash flows used in investing activities		(4,417.0)	(162.9)	(4,600.3)	(320.2)
Cash flows related to financing activities
Net change in short-term borrowings	5	593.8	0.1	593.8	(1.5)
Net change under revolving facilities, net of financing costs		8.7	59.4	7.3	59.4
Repayment of long-term debt	6	(800.0)	(400.0)	(800.0)	(400.0)
Repayment of lease liabilities		(31.7)	(30.3)	(62.9)	(60.2)
Dividends		(370.0)	(140.0)	(470.0)	(260.0)
Issuance of a loan from the parent corporation	11	4,200.0	-	4,200.0	-
Cash flows provided by (used in) financing activities		3,600.8	(510.8)	3,468.2	(662.3)

Net change in cash, cash equivalents and restricted cash		(212.2)	(170.2)	(109.3)	(17.1)

Cash, cash equivalents and restricted cash at beginning of period		266.1	227.2	163.2	74.1
Cash, cash equivalents and restricted cash at end of period	12	$53.9	$57.0	$53.9	$57.0

See accompanying notes to condensed consolidated financial statements.

4

VIDEOTRON LTD.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		June 30	December 31
	Note	2026	2025

Assets

Current assets
Cash and cash equivalents		$26.8	$128.0
Restricted cash	12	27.1	35.2
Advance to the parent corporation		66.2	-
Accounts receivable		851.0	878.9
Contract assets		95.7	109.2
Inventories		271.0	272.3
Derivative financial instruments		12.1	-
Other current assets		172.0	173.9
		1,521.9	1,597.5

Non-current assets
Property, plant and equipment		2,989.1	3,039.2
Intangible assets		3,378.0	3,375.2
Right-of-use assets		342.8	343.4
Goodwill		550.1	550.1
Derivative financial instruments		81.4	57.9
Investments	11	4,200.0	-
Promissory notes to the parent corporation		996.0	996.0
Other assets		459.6	510.2
		12,997.0	8,872.0
Total assets		$14,518.9	$10,469.5

Liabilities and equity

Current liabilities
Short-term borrowings	5	$599.6	$-
Accounts payable, accrued charges and provisions		851.4	953.4
Deferred revenue		349.7	353.6
Other current liabilities		96.6	80.6
Current portion of long-term debt	6	410.1	491.6
Current portion of lease liabilities		113.4	110.3
		2,420.8	1,989.5

Non-current liabilities
Long-term debt	6	5,681.5	6,301.5
Lease liabilities		260.2	263.0
Subordinated loan from parent corporation	11	4,200.0	-
Derivative financial instruments		-	33.6
Deferred income taxes		805.7	822.4
Other liabilities		248.9	232.1
		11,196.3	7,652.6

Equity
Capital stock	7	312.9	312.9
Retained earnings		587.2	490.8
Accumulated other comprehensive income	9	1.7	23.7
		901.8	827.4

Total liabilities and equity		$14,518.9	$10,469.5

See accompanying notes to condensed consolidated financial statements.

5

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (OTT) video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). However, they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2025 annual consolidated financial statements, which contain a description of the material accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on August 5, 2026.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2026.

On January 1, 2026, the Corporation adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, clarifying, among other things, the date on which a financial asset or financial liability is derecognized if settled using an electronic payment system. The adoption of these amendments had no material impact on the consolidated financial statements.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Employee costs	$186.9	$175.6	$374.6	$351.0
Less employee costs capitalized to property, plant and equipment and to intangible assets	(55.1)	(47.2)	(107.3)	(93.5)
	131.8	128.4	267.3	257.5
Purchase of goods and services:
Royalties and rights	72.1	82.7	166.8	178.9
Cost related to products sold	154.9	149.9	314.3	282.3
Service and distribution contracts	89.0	83.7	173.8	173.6
Other	134.3	132.6	257.2	263.7
	450.3	448.9	912.1	898.5
	$582.1	$577.3	$1,179.4	$1,156.0

6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Third parties:
Interest on long-term debt and short-term borrowings	$69.5	$81.4	$140.6	$164.0
Amortization of financing costs	2.1	2.3	4.3	4.5
Interest on lease liabilities	4.4	4.8	9.1	9.7
Loss (gain) on foreign currency translation on short-term monetary items	1.3	(3.3)	1.1	(2.3)
Other	1.3	–	(0.8)	1.2
	78.6	85.2	154.3	177.1
Affiliated corporations:
Interest expense	31.4	35.3	31.4	70.2
Dividend income	(32.1)	(35.6)	(32.1)	(70.9)
Interest on lease liabilities	0.2	0.2	0.3	0.4
Interest income	(16.5)	(16.7)	(32.9)	(33.1)
	(17.0)	(16.8)	(33.3)	(33.4)
	$61.6	$68.4	$121.0	$143.7

4.	RESTRUCTURING, IMPAIRMENT OF ASSETS AND OTHER

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Restructuring	$0.3	$2.6	$0.8	$2.6
Impairment of assets	0.4	0.5	0.7	1.1
Other[1]	(1.4)	6.8	(1.0)	7.1
	$(0.7)	$9.9	$0.5	$10.8

[1]	Includes the retroactive costs relating to an appeal court decision made in the second quarter of 2025 on tariffs for the retransmission of distant television signals and other items.

7

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	SHORT-TERM BORROWINGS

On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1,000.0 million. Videotron’s revolving credit facility is serving as a liquidity backstop and the foreign exchange risk related to the commercial paper is being fully hedged by the Corporation. Commercial paper outstanding amounted to $599.6 million as of June 30, 2026.

6.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2026	December 31, 2025

Total long-term debt	$6,120.4	$6,824.3
Financing costs, net of amortization	(28.8)	(31.2)
	6,091.6	6,793.1
Less current portion	(410.1)	(491.6)
	$5,681.5	$6,301.5

2026

On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. On the same day, Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

During the second quarter of 2026, Videotron repaid the full $500.0 million outstanding under the second tranche of its term credit facility and $300.0 million of the $700.0 million outstanding under the third tranche. On July 8, 2026, Videotron made an additional repayment of $100.0 million under its term credit facility.

2025

On June 16, 2025, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of $400.0 million, bearing interest at 5.625%.

8

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2025 and June 30, 2026	10,739,285	$312.9

8.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the six-month period ended June 30, 2026:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2025	4,488,236	$35.14
Exercised	(511,038)	32.68
Cancelled	(33,000)	42.33
As of June 30, 2026	3,944,198	$35.40
Vested options as of June 30, 2026	449,824	$32.98

During the three-month period ended June 30, 2026, 17,666 Class B Subordinate Voting Shares of Quebecor were issued upon the exercise of stock options (none in 2025) and 410,039 stock options of Quebecor were exercised for a cash consideration of $10.8 million (279,999 stock options for a cash consideration of $1.5 million in 2025). During the six-month period ended June 30, 2026, 24,333 Class B Subordinate Voting Shares of Quebecor were issued upon the exercise of stock options (none in 2025) and 486,705 stock options of Quebecor were exercised for a cash consideration of $12.8 million (496,663 stock options for a cash consideration of $2.5 million in 2025).

For the three-month period ended June 30, 2026, a $18.2 million charge was recorded related to all stock-based compensation plans (a $7.4 million charge in 2025). For the six-month period ended June 30, 2026, a $40.0 million charge was recorded related to all stock-based compensation plans (a $13.6 million charge in 2025).

9

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2024	$(92.5)	$31.1	$(61.4)
Other comprehensive income	43.5	–	43.5
Balance as of June 30, 2025	(49.0)	31.1	(17.9)
Other comprehensive income	24.0	17.6	41.6
Balance as of December 31, 2025	(25.0)	48.7	23.7
Other comprehensive income	(22.0)	–	(22.0)
Balance as of June 30, 2026	$(47.0)	$48.7	$1.7

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8½-year period.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of short-term borrowings and long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

10

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of short-term borrowings, long-term debt and derivative financial instruments as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Short-term borrowings	$(599.6)	$(599.6)	$–	$–
Long-term debt[1]	(6,120.4)	(6,117.7)	(6,824.3)	(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	4.5	4.5	(1.5)	(1.5)
Interest rate swaps	(3.8)	(3.8)	(7.2)	(7.2)
Cross-currency swaps	92.8	92.8	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

11.	RELATED PARTY TRANSACTIONS

On April 29, 2026, the Corporation contracted a subordinated loan of $4,200.0 million from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4,200.0 million into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

11

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Cash flows used for capital expenditures
Additions to property, plant and equipment[1]	$86.7	$120.8	$227.4	$261.6
Additions to intangible assets (excluding acquisitions of spectrum licences)	56.8	39.0	99.4	73.9
	143.5	159.8	326.8	335.5

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$26.8	$7.9	$26.8	$7.9
Restricted cash[2]	27.1	49.1	27.1	49.1
	53.9	57.0	53.9	57.0

Interest and income taxes reflected as operating activities
Cash interest payments	$73.1	$99.2	$148.6	$168.0
Cash income tax payments (net of refunds)	58.5	34.1	164.3	108.1

[1]	In the respective three-month and six-month periods ended June 30, 2026, deferred subsidies of $8.3 million and $15.7 million ($3.4 million in the three-month and six-month periods ended June 30, 2025) have been used and are presented as a reduction of the related additions to plant, property and equipment.

[2]	Restricted cash represents the unused balance of subsidies received in advance as part of the Québec government’s initiatives to roll out telecommunications services in regions.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: August 6, 2026